UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 199TH MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 28, 2012

1.  DATE, TIME AND PLACE: On the 28th (twenty eighth) day of the month of March 2012, at 10:00 a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was convened pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members of the Board appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects contained on the Agenda, the following matters were discussed and resolutions taken by unanimous vote:

(i)        Took cognizance of the work plan of the Board of Directors' Advisory Committees and Commissions in the month of March, registering the following;

(a)        People Management Committee: according to the powers granted by the Board: (a) examined the performance of Executive Officers of the Company and the CEOs of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis” and, together with the others, the "Subsidiaries") in relation to the achievement of short-term goals (ICP) and the calculation of the respective variable compensation for the fiscal year 2011 and (b)  examined the assumptions of the individual plans for short-term goals (ICP) of the Company's Board of Executive Officers and CEOs of the Subsidiaries for the fiscal year 2012, which will be formalized in individual contracts of goals, manifesting itself in favor of the approval of the results of the calculation of the short-term variable compensation in 2011 and the individual contracts of 2012 goals of Executive Officers of the Company by the Board;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(b)        Related Parties Committee: examined the conditions for the possible hiring of Banco do Brasil S.A. and Banco Votorantim S.A. to participate in the syndicate of banks in lines of financing for the subsidiary CPFL Energias Renováveis S.A. ("CPFL Renováveis") and its subsidiaries, noting that market conditions had been observed and there is no obstacle to its submission to the Board;

(c)        Budget Work Committee: took cognizance of the proposed updating of the 2012 Budget and of the projections for the 2013/2016 period under IFRS practices, for the Company and its subsidiaries, recommending their approval by the Board.

(ii)       Took cognizance of the managerial highlights and  the material facts in the month of March, as reported by the CEO;

(iii)      Approved the minutes of the 197th and 198th Board Meetings held on March 7 and March 12, 2012;

(iv)      Took cognizance of the achievement of short-term goals (ICP) and calculations of the respective variable compensation for the fiscal year 2011 of the Executive Officers of the Company and the CEOs of the  subsidiaries and approved  the payment of bonuses to the Company's Board of Executive Officers, based on the achievement  of the  goals of the individual plans and the evaluation of the results calculated by the People Management Committee, as mentioned in item 5.i "a" above;

(v)       Approved the assumptions of the individual plans for short-term goals (ICP) of the Company's Board of Executive Officers for the fiscal year 2012, which will be formalized in individual contracts of goals, recording the favorable recommendation of the People Management Committee mentioned in item 5.i "a" above and took cognizance of the assumptions of the individual plans of short-term goals (ICP) of the CEOs of the subsidiaries for the fiscal year 2012, which will be formalized in individual contracts of goals;

(vi)      Approved the update of the budget for the fiscal year 2012 of the Company and the  subsidiaries as provided in item  "b" of Article 17 of the Bylaws of the Company, recommending  to the Company's representatives on the management bodies of the subsidiaries to vote in favor of approving the update of their respective budgets for the fiscal year 2012;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

The members of the Board also recommended that the updating of the budget for the fiscal year 2012 approved herein consider the updating of the macroeconomic scenario, specifically as regards the CDI (Interbank Deposit Certificate) index;

(vii)     (vii.i) Approved, as provided in item  "u" of Article 17 of the Bylaws, the provision of a guarantee by the Company, as surety for the payment of performance bonds policies issued and to be issued for the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços” and, together with the others, the "Subsidiaries"), observing the increase in the accumulated limit that can be contracted, which goes from R$ 450,000,000.00 (four hundred and fifty million reais) to up to R$ 650,000,000.00 (six hundred and fifty million reais), pursuant to the Board  of Executive Officers Resolution No. 2012008;

(vii.ii) Recommended to the Company's representatives on the management bodies of the Subsidiaries to vote in favor of the contracting of performance bonds policies with J. Malucelli Seguros S.A. ("J. Malucelli "), observing the accumulated limit of up to R$ 650,000,000.00 (six hundred and fifty million reais), according to the Board of Executive Officers Resolution No. 2012008;

(viii)    Recommended to the Company's representatives at the General Shareholders Meetings of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE, Sul Geradora Participações S.A. (“Sul Geradora”), Companhia Energética do Rio das Antas – Ceran (“Ceran”), Campos Novos Energia S.A. (“Enercan”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Chapecoense Geração S.A. (“Chapecoense”), CPFL Renováveis and Centrais Elétricas da Paraíba – EPASA (“Epasa”) to vote in favor of approving the nominations of the CEO  for the composition of their respective Boards of Directors;

(ix)      Recommended to the Company's representatives at the General Shareholders Meetings of the subsidiaries CPFL Jaguariúna S.A.  (“CPFL Jaguariúna”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”) and  Chumpitaz Serviços S.A. (“Chumpitaz”), to vote in favor of approving the change in the type of legal corporations to limited liability companies (Board of Executive Officers Res. No. 2012056);

(x)       Recommended to the Company's representatives on the management bodies of the subsidiaries to vote in favor of approving the following matters: (a) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and  CPFL Sul Paulista - Signing of amendments to financial contracts, with the amendment of the financial covenants clause (Board of Executive Officers Res. No. 2012055-C); (b)  (b.1) SPE Turbina 15 Energia S.A. (“SPE Turbina”) e CPFL Renováveis - Raising funds through the contracting of debt (Board of Executive Officers Res. Nos. 040 and 041/2012); (b.2)  SPE Bio Coopcana S.A. (“Bio Coopcana”), SPE Bio Alvorada S.A. (“Bio Alvorada”), Atlântica I Parque Eólico S.A. (“Atlântica I”), Atlântica II Parque Eólico S.A. (“Atlântica II”), Atlântica IV Parque Eólico S.A. (“Atlântica IV“) and Atlântica V Parque Eólico S.A. (“Atlântica V”)  - Raising funds through the contracting of bridge loans (Board of Executive Officers Res. Nos. 040 and 041/2012) and (b.3) PCH Participações S.A. (“PCH Participações”), CPFL Sul Centrais Elétricas Ltda (“Sul Centrais Elétricas”), Mohini Empreendimentos e Participações Ltda (“Mohini”), Chimay Empreendimentos e Participações Ltda (“Chimay”), Jayaditya Empreendimentos e Participações Ltda (“Jayaditya”), CPFL Renováveis and SPE Turbina - Corporate reorganization through transfer of control of CPFL Renováveis’ subsidiaries to SPE Turbina (Board of Executive Officers Res. Nos. 040 and 041/2012);

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

The Board duly notes that the fundraising by contracting debt by CPFL Renováveis and its subsidiaries was subject to preliminary analysis by the Related Parties Committee, as stated in item 5.i "b" above, and that the Board members Ivan de Souza Monteiro and Renê  Sanda abstained from speaking about the possible contracting of Banco do Brasil S.A. and Banco Votorantim S.A. to participate in the syndicate of banks;

(xi)      Recommended to the Company's representatives on the management bodies of the subsidiaries to vote in favor of approving the following matters: CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Leste Paulista, CPFL Jaguari and RGE - Contracting of companies for the supply of cables and wires (Board of Executive Officers Res. No. 2012052-C); CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa - Amendments to contracts for the supply of distribution transformers and the signing of new contracts (Board of Executive Officers Res. No. 2012053-C); RGE and CPFL Piratininga - Contracting of companies to provide ongoing services of construction and scheduled maintenance of lines and distribution network of electric power in urban and rural areas ("CCM") (Board of Executive Officers Res. Nos. 20121940 and 2012005) and CPFL Piratininga - Contracting of companies for the provision of technical commercial services ("STC") (Board of Executive Officers Res. No. 2012005).

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva -  Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.